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Joseph Kelly

Saving the World from Catastrophic Climate Change One Mycelium Carbon Vault at a Time

Atlanta, Georgia

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HiveMind

University of Wisconsin-Madison

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500+ connections

Zen. bees. Food truck tacos. Espresso. Bukowski. The Himalayas. Post-Modern Lit. Thelonious Monk. John Carpenter. Yoga. Road Trips. Cape Cod. People with manners, grace & charm. Santa Fe & Taos. Hot Springs. Boxing. You get the idea...

Activity

744 followers

 **Right. We need to drawdown all GHGs.**
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 **Methane is one of six gases addressed in the Paris Agreement....**
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 **Alexander the Great burned down the city of Persepolis, which he owned,...**
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 **HiveMind is wrapping up our pre-seed raise this week before we...**
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Experience

Executive Director

HiveMind

Jan 2014 – Present · 5 yrs 3 mos
Greater Atlanta Area

HiveMind is a cutting-edge bioremediation, biodegradation and restoration company. We utilize a wide array of biological agents, technologies and partners to remedy even the most challenging environmental problems. We have synthesized much of the work done in bioremediation during the Chernobyl disaster in1986, the Valdez oil spill of in 1997, the petro-chemical damage from Operation Desert Storm in 1990-1991, the San Francisco Bay oil spill of 2007, and the Fukushima Daiichi disaster in 2011.

Utilizing off the shelf technology, we leverage three powerful bioremediation modal... See more

Assistant Campiagn Manager

Sanders Presidential Campaign

Jan 2015 – Nov 2016 · 1 yr 11 mos
Greater Atlanta Area

       

~Digital strategist in charge of fund-raising, press, and social media placement... See more

Frelance journalist, shorty story, and narrative non-ficon writer

Chicago Tribune Media Group

Jan 2006 – Jan 2014 · 8 yrs 1 mo
Santa Fe, New Mexico Area

Wrote and published nearly a dozen award winning shorty stories, narrative non-fiction pieces, and articles.

Founder

Tantric Teas

Jan 1996 – Jan 2001 · 5 yrs 1 mo
Kathmandu

First herbal tea company to develop and market Tibetan Medical formulas as teas sold through Whole Foods. We raised over $500,000 and distributed it to small Tibetan medical schools throughout the Himalayas.

Education

University of Wisconsin-Madison

Political Science , Socially Engaged Business , BA

1987 – 1991

Studied Political Science with an emphasize on Southeast Asia.



